Exhibit 99.3

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors: Richard E. Waugh succeeds Peter Godsoe as Scotiabank CEO

TORONTO, Dec. 2 /CNW/ - Scotiabank’s Board of Directors today appointed Richard E. Waugh to succeed Peter C. Godsoe as Chief Executive Officer (CEO) effective immediately.

“This has been a long, wonderful journey from the time I joined the Scotiabank team as a trainee in Winnipeg,” said Mr. Waugh, 55. “I feel very proud and grateful for the opportunity to be President and CEO. I’m looking forward to working with the entire Scotiabank team to take this organization to an even greater level of success.”

Rick Waugh was appointed President in January 2003 and joined Scotiabank’s Board of Directors in March 2003. Scotiabank’s Chairman and CEO for the past 11 years, Mr. Godsoe remains as Chairman, but intends to step down on March 2, 2004, following the Bank’s annual meeting of shareholders.

“The Board is very confident that Rick’s appointment positions the Bank extremely well to continue to produce strong results for all our major stakeholders,” said Mr. Godsoe. “Under Rick’s leadership, with our strong management team, clear strategy and a great culture, the Board is very confident that the Bank will continue to grow and succeed.”

The Board of Directors also announced its intention to appoint Mr. Arthur R.A. Scace, Q.C., as the Bank’s non-executive Chairman of the Board following the Bank’s annual meeting on March 2, 2004. Mr. Scace’s appointment is pending his re-election as Director by shareholders at the meeting.

Mr. Scace has been a member of Scotiabank’s Board of Directors since March 25, 1997. He currently sits on the Audit Committee - and chairs this group - as well as the Executive Committee. Mr. Scace is a Partner (Tax Group) of McCarthy Tétrault, based in Toronto.

“Art Scace’s tremendous work on the Board, and in particular his work as Chairman of the Audit Committee, demonstrate the quality of leadership and integrity that he will bring to this new role,” said Mr. Godsoe. “He is also absolutely committed to ensuring that the Bank remains at the leading edge of corporate governance practices.”

Scotiabank is one of North America’s premier financial institutions and Canada’s most international bank. With approximately 48,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With C$286 billion in assets (as at October 31, 2003), Scotiabank trades on the Toronto (BNS), New York (BNS) and London (BNV) Stock Exchanges. For more information please visit www.scotiabank.com.

-0- 12/02/2003 /For further information: Diane Flanagan, at (416) 866-6806, or at diane_flanagan(at)scotiacapital.com/ (BNS. BNS)

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